UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of remuneration to shareholders —

Rio de Janeiro, August 31, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 07/28/2022, informs that it is carrying out today the payment of the 1st installment of the remuneration to shareholders approved by its Board of Directors in a meeting held on that date.

The gross amount distributed today corresponds to dividends and interest on equity (IOE) of R$ 3.366002 per outstanding common and preferred share, based on the shareholding position as of August 11, 2022.

Income tax will be levied at source on the amount corresponding to IOE (R$ 0.427141 gross per outstanding preferred and common share), except for shareholders whose registration data prove that they are immune, exempt, or shareholders domiciled in countries or jurisdictions for which the legislation establishes different treatment.

CREDIT INSTRUCTIONS

The payment will be made by Banco Bradesco S.A., the depositary institution of the book- entry shares issued by Petrobras. All shareholders whose registration is duly updated will have their rights automatically credited to their bank accounts on today's date. For shareholders with shares under custody at B3, the payment will be made through their respective brokers.

Further information can be obtained at any Bradesco branch or by the phone 0800-7011616.

For ADR holders, payment will take place as of 09/08/2022 through JP Morgan Chase Bank, Petrobras' ADR depositary bank. Information and clarifications can be obtained on the website www.adr.com.

Dividends and IOE not claimed within three (3) years from the date of payment (August 31, 2022) will prescribe and revert in favor of the company (Law 6404/76, art. 287, sub II, item a).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer